News Release
AMEX, TSX Symbol: NG

NovaGold to Sell NovaGreenPower for $40 Million

July 31, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that it has reached a binding agreement to sell 100% of its NovaGreenPower subsidiary for up to $40 million to AltaGas Ltd., a Calgary based energy infrastructure company. NovaGreenPower owns several development-stage run-of-river hydroelectric projects located in northwest British Columbia.

The transaction is expected to close later today, with payment to NovaGold of $35 million on closing and an additional $5 million subject to completion of certain conditions by February 15, 2009. NovaGold acquired the NovaGreenPower hydroelectric assets in 2006. The carrying value to NovaGold of the assets being sold, along with transaction costs, is approximately $6 million. Canaccord Adams acted as financial advisor to NovaGold for this transaction.

“NovaGold’s strategy is to focus our financial and management resources on the advancement of our core mining projects: Donlin Creek, Galore Creek and Rock Creek,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “The sale of NovaGreenPower is consistent with the strategy to realize the value of our non-core assets for NovaGold shareholders. We believe AltaGas has the resources and expertise to develop Forrest Kerr and the other hydroelectric projects owned by NovaGreenPower. AltaGas’ focus on rapidly advancing these projects will facilitate the timely development of power transmission infrastructure that will support future power requirements of the Galore Creek copper-gold-silver mine as well as the communities of northwest British Columbia.”

Like NovaGold, AltaGas is committed to community engagement and developing projects in a responsible manner that brings real benefits to local communities and First Nations groups. AltaGas is committed to upholding the First Nations Agreements in place for the Forrest Kerr project, and will continue to work with local First Nations groups as the projects progress.

Recognizing the strength of NovaGold’s renewable energy team, AltaGas has retained the NovaGreenPower team, including Doug Brown, Acting President of NovaGreenPower and VP Business Development of NovaGold, and Dan Woznow, VP Operations of NovaGreenPower. NovaGold would like to thank Doug Brown, Dan Woznow and the other members of the NovaGreenPower team for their contributions to the Company and wish them well in their transition to AltaGas.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

NovaGold Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

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Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the anticipated timing for final close of the NovaGreenPower sale and the anticipated disbursement of proceeds are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations are disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.